Exhibit 99.8

October 29, 2021

VNET Group, Inc. (the “Company”)

Guanjie Building, Southeast 1st Floor

10# Jiuxianqiao East Road

Chaoyang District

Beijing, 100016

The People’s Republic of China

Re: Consent of Frost & Sullivan

Ladies and Gentlemen,

We hereby consent to the use of and references to our name and the inclusion of information, data and statements from our research reports and amendments thereto, including, but not limited to, the industry report titled “China Data Center Service Industry Independent Market Research” dated September 2021 (collectively, the “Reports”), and any subsequent amendments to the Reports, as well as the citation of our research reports and amendments thereto, (i) in any registration statements and prospectus supplements filed with the United States Securities and Exchange Commission (the “SEC”), (ii) in any written correspondence with the SEC, (iii) in any other future filings with the SEC by the Company, including, without limitation, filings on Form 20-F, submissions on Form 6-K and other SEC filings or submissions ((i) through (iii), collectively, the “SEC Filings”), (iv) in institutional and retail roadshows and other activities in connection with any offering of the securities of the Company, (v) on the websites or in the publicity materials of the Company and its subsidiaries and affiliates, and (vi) in other publicity and marketing materials in connection with any offering of the securities of the Company.

We further hereby consent to the filing of this consent letter as an exhibit to the Form 6-K filed and dated hereof and any amendments thereto and as an exhibit to any other SEC Filings.

Yours faithfully,

For and on behalf of

Frost & Sullivan International Limited

/s/ Yves Wang
Name: Yves Wang
Title: Managing Director

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